SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

TOR MINERALS INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, Par Value $0.25
(Title of Class of Securities)

890878309
(CUSIP Number)

Mark A. Graber
56 Oakwell Farms Parkway
San Antonio, Texas 78218
 (210) 240-4795
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 890878309

1              NAME OF REPORTING PERSONS

                                Mark A. Graber

2.                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (See Instructions):

(a)   [  ]                                   (b)   [  ]  (See Items 4 and 5)

3.                   SEC USE ONLY

4.             SOURCE OF FUNDS (See Instructions):        PF (See Items 3 and 4)

                5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):  [_]

6.             CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER	95,507
	8.	SHARED VOTING POWER	443,987	(*)
	9.	SOLE DISPOSITIVE POWER	95,507
	10.	SHARED DISPOSITIVE POWER	443,987	(*)

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                539,494

                12.          CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  23.8%

14.          TYPE OF REPORTING PERSON (See Instructions):  IN

(*) The shares of common stock of the Issuer (the "Shares") set forth in Items (8) and (10) include (A) 2,000 shares owned by Mrs. Yolanda Graber, the Reporting Person's wife and on whose behalf Reporting Person has voting control, (B) 13,239 shares owned by Four Star Investments, a Texas general partnership over which Reporting Person has voting control, (C) 77,072 shares owned by X-L Investments, a Texas general partnership in which Reporting Person is a partner and has voting control, (D) 94,234 shares issuable upon conversion of the Issuer's 6% Subordinated Convertible Debentures due 2016 issued to X-L Investments, (E) 144,234 shares issuable upon exercise of warrants issued to X-L Investments (F) 56,604 shares issuable upon conversion of the Issuer's 6% Subordinated Convertible Debentures due 2016 issued to Five Star Investments, a Texas general partnership over which Reporting Person has voting control and (G) 56,604 shares issuable upon exercise of warrants issued to Five Star Investments.

CUSIP No. 890878309

1              NAME OF REPORTING PERSONS

                                X-L Investments

2.                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (See Instructions):

(a)   [  ]                                   (b)   [  ]  (See Items 4 and 5)

3.                   SEC USE ONLY

4.             SOURCE OF FUNDS (See Instructions):        WC (See Items 3 and 4)

                5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):  [_]

6.             CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER	315,540
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	315,540
	10.	SHARED DISPOSITIVE POWER	0

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                315,540

                12.          CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  14.82%

14.          TYPE OF REPORTING PERSON (See Instructions):  PN

CUSIP No. 890878309

1              NAME OF REPORTING PERSONS

                                Five Star Investments

2.                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (See Instructions):

(a)   [  ]                                   (b)   [  ]  (See Items 4 and 5)

3.                   SEC USE ONLY

4.             SOURCE OF FUNDS (See Instructions):        WC (See Items 3 and 4)

                5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):  [_]

6.             CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER	113,208
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	113,208
	10.	SHARED DISPOSITIVE POWER	0

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                113,208

                12.          CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  5.65%

14.          TYPE OF REPORTING PERSON (See Instructions):  PN

SCHEDULE 13D

Item 1.  Security and Issuer

                This statement relates to the common stock, par value $0.25 per share (the "Common Stock"), of TOR Minerals International, Inc., a Delaware corporation (the "Company").  The address of the principal executive offices of the Company is 722 Burleson Street, Corpus Christi, Texas  78403.

Item 2.  Identity and Background

                (a)            Pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), Mark A. Graber ("Graber"), X-L Investments, a Texas general partnership in which Graber is a partner and has voting control ("X-L"), and Five Star Investments, a Texas general partnership over which Graber has voting control ("Five Star", and together with Graber and X-L, the "Reporting Persons") hereby file this Schedule 13D Statement. Additionally, information is included herein with respect to Ms. Yolanda Graber, Graber's wife and on whose behalf Graber has voting control ("Yolanda Graber"), and Four Star Investments, a Texas general partnership over which Graber has voting control ("Four Star"). The Reporting Persons, Yolanda Graber and Four Star are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

                (b)            The address of the principal business office or residence of each of the Item 2 Persons is 56 Oakwell Farms Parkway, San Antonio, Texas 78218.

                (c)           Graber's principal occupation or employment is serving as an Investor. X-L and Five Star are both investment general partnerships engaged principally in the business of making private investments.

                (d), (e)    During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)            All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

                The shares of Common Stock, warrants to purchase Common Stock and debentures convertible into Common Stock reported herein were acquired with Graber's personal assets and with X-L's and Five Star's working capital.  See Item 5 below.

Item 4.  Purpose of the Transaction

                The Reporting Persons purchased the Common Stock of the Company solely for investment purposes, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.   Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, the Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting  Persons, and/or other investment considerations.

Other than discussed herein, the Reporting Persons currently have no plans to effect:

                (a)           any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                (b)           a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

                (c)           any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

                (d)           any material change in the present capitalization or dividend policy of the Company;

                (e)           any other material change in the Company's business or corporate structure;

                (f)            any change in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person;

                (g)           the delisting of any class of securities of the Company from a national securities exchange or the ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                (h)           any class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                (i)            any action similar to any of those enumerated above.

The Reporting Persons intend to reevaluate continuously their investments in the Company and may, based on such reevaluation, determine at a future date to change their current positions with respect to any action enumerated above.

Item 5.  Interest in Securities of the Issuer

                (a), (b), (d)

                (i)            Graber may be deemed to beneficially own an aggregate of 539,494 shares of Common Stock, or 23.8% of the outstanding shares of Common Stock, which consists of:

                                (1)           70,507 shares held for Graber's account;

                                (2)           2,000 shares held for Yolanda Graber's account;

                                (3)           77,072 shares held for the account of X-L;

                                (4)           13,239 shares held for the account of Four Star;

                                (5)           25,000 shares issuable upon exercise of warrants issued to Graber which are exercisable at or within sixty days of the date hereof;

                                (6)           94,234 shares underlying the Debentures held for the account of X-L that are exercisable at or within sixty days of the date hereof;

                                (7)           56,604 shares underlying the Debentures held for the account of Five Star that are exercisable at or within sixty days of the date hereof;

                                (8)           144,234 shares underlying warrants held for the account of X-L that are exercisable at or within sixty days of the date hereof; and

                                (9)           56,604 shares underlying warrants held for the account of Five Star that are exercisable at or within sixty days of the date hereof.

                (ii)           X-L may be deemed to beneficially own an aggregate of 315,540 shares of Common Stock, or 14.82% of the outstanding shares of Common Stock, which consists of:

                                (1)           77,072 shares held for the account of X-L Investments;

                                (2)           94,234 shares underlying the Debentures held for the account of X-L that are exercisable at or within sixty days of the date hereof; and

                                (3)           144,234 shares underlying warrants held for the account of X-L that are exercisable at or within sixty days of the date hereof

                (iii)          Five Star may be deemed to beneficially own an aggregate of 113,208 shares of Common Stock, or 5.65% of the outstanding shares of Common Stock, which consists of:

                                (1)           56,604 shares underlying the Debentures held for the account of Five Star that are exercisable at or within sixty days of the date hereof; and

                                (2)           56,604 shares underlying warrants held for the account of Five Star that are exercisable at or within sixty days of the date hereof.

                Except as otherwise set forth herein, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

                (c)           The Reporting Persons have not effected any other transactions in the Common Stock within the past 60 days.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description

1.	Joint Filing Agreement, dated February 25, 2010, by and among Mark A. Graber, X-L Investments and Five Star Investments
2.	Subscription Agreement, dated August 21, 2009, by TOR Minerals International, Inc. and X-L Investments
3.	Subscription Agreement, dated August 21, 2009, by TOR Minerals International, Inc. and Five Star Investments
4.	Warrant Agreement, dated August 21, 2009, by TOR Minerals International, Inc. in favor of X-L Investments
5.	Warrant Agreement, dated August 21, 2009, by TOR Minerals International, Inc. in favor of Five Star Investments

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 25, 2010

By:	MARK A GRABER
Mark A. Graber

EXHIBIT 1

JOINT FILING AGREEMENT

                In accordance with Rule 13d‑1(k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of TOR Minerals International, Inc. and further agree that this Joint Filing Agreement (the "Agreement") be included as an exhibit to such joint filing.  In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this February 25, 2010.  The Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such parts taken together will constitute a part of this Agreement.

Date:  February 25, 2010

By:	MARK A GRABER
Mark A. Graber, Individually

X-L INVESTMENTS

By:	MARK A GRABER
Mark A. Graber, Partner

FIVE STAR INVESTMENTS

By:	MARK A GRABER
Mark A. Graber, Partner